UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

          [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the transition period from    to

                         Commission file number 0-15279


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GENERAL COMMUNICATION, INC.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503

                                       GENERAL COMMUNICATION, INC.
                                 QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                               FORM 11-K

                                  FOR THE YEAR ENDED DECEMBER 31, 2005

                                           TABLE OF CONTENTS

                                                                                                      Page No.
                                                                                                      --------

Report of Independent Registered Public Accounting Firm dated June 2, 2006...............................3

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004............................4

Statements of Changes in Net Assets Available for Benefits for the Years Ended
   December 31, 2005 and 2004............................................................................5

Notes to Financial Statements............................................................................6

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .........................................14

Signature...............................................................................................15

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974.


Exhibit
Exhibit No. 23.1 - Consent of KPMG LLP (Independent Registered Public Accounting Firm) (filed herewith)

             Report of Independent Registered Public Accounting Firm



The Plan Trustees
General Communication, Inc. Qualified
   Employee Stock Purchase Plan

We have audited the accompanying statements of nets assets available for benefits for General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/signed/ KPMG LLP
Anchorage, Alaska
June 2, 2006

                                       GENERAL COMMUNICATION, INC.
                                 QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                             Statements of Net Assets Available for Benefits

                                       December 31, 2005 and 2004

         (Amounts in thousands)                                       2005             2004
                                                                  ------------     ------------
                                Assets
         Cash and cash equivalents                               $      406                1
                                                                  ------------     ------------
         Investments, at fair value:

           Participant directed:
              Common stocks                                          52,153           57,609
              Mutual funds                                           30,117           22,230
              Common/collective trust                                 7,592            5,587
                                                                  ------------     ------------
                                                                     89,862           85,426

           Participant loans                                          1,667            1,357
           Pending settlements                                          217              470
                                                                  ------------     ------------
                Total investments, at fair value                     91,746           87,253
                                                                  ------------     ------------

         Receivables:
           Employee contributions                                       510              213
           Employer contributions                                       432              188
           Investment income                                             14               11
                                                                  ------------     ------------
                                                                        956              412
                                                                  ------------     ------------

                                Liabilities
         Excess contributions refundable:
           Employee                                                    (316)            (339)
           Employer                                                    (170)            (237)
                                                                  ------------     ------------
                                                                       (486)            (576)
                                                                  ------------     ------------
                Net assets available for benefits                $   92,622           87,090
                                                                  ============     ============

         See accompanying notes to financial statements.

                                               GENERAL COMMUNICATION, INC.
                                         QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                               Statements of Changes in Net Assets Available for Benefits

                                         Years Ended December 31, 2005 and 2004

         (Amounts in thousands)                                                       2005            2004
                                                                                  ------------    ------------
         Contributions:
           Employee                                                              $    6,831           6,540
           Employer                                                                   5,642           5,053
                                                                                  ------------    ------------
                                                                                     12,473          11,593
                                                                                  ------------    ------------

         Investment income:
           Net appreciation (depreciation) in fair value of investments              (3,752)         14,337
           Dividend income                                                            1,733             769
           Interest income                                                              111              78
                                                                                  ------------    ------------
                                                                                     (1,908)         15,184
                                                                                  ------------    ------------
             Increase in net assets available for benefits                           10,565          26,777

         Employee withdrawals                                                         5,033           3,987
                                                                                  ------------    ------------
             Net increase in net assets available for benefits                        5,532          22,791

         Net assets available for benefits at beginning of period                    87,090          64,300
                                                                                  ------------    ------------
             Net assets available for benefits at end of period                  $   92,622          87,090
                                                                                  ============    ============

         See accompanying notes to financial statements.

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

(1)      Description of Plan
         The following description of the General Communication, Inc. Qualified Employee Stock Purchase Plan ("Plan") provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

            General
            The Plan is a defined contribution plan covering employees of General Communication, Inc. ("GCI") and affiliated companies (collectively, the "Company") who have completed one year of service, as defined in the Plan document. GCI and the Company are parties-in-interest.

            Contributions
            The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

               (1) Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

               (2) Non-qualified Voluntary Contributions ("after-tax
                   contributions") which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

            Eligible employees of the Company may elect to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $14,000 and $13,000 in 2005 and 2004, respectively; they may contribute up to 10% of their compensation with after-tax dollars; or they may elect a combination of salary reduction and after-tax contributions.

            The combination of salary reduction, after-tax, forfeited and matching contributions cannot exceed the lesser of 100% of any employee's compensation (determined after salary reduction), or $42,000 and $41,000 for 2005 and 2004, respectively. Compensation considered for all Plan purposes is subject to a compensation ceiling of $210,000 and $205,000 in 2005 and 2004, respectively. Eligible employees were allowed to make catch-up contributions of no more than $4,000 and $3,000 in 2005 and 2004, respectively. These catch-up contributions are not eligible to receive employer-matching contributions.

            The Plan allows 100% matching, as determined each year by the Company's Board of Directors, of employee contributions in GCI Class A and Class B common stock regardless of how the contribution is invested. No more than 10% of any one employee's compensation will be matched in any pay period.

            Matching amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship, disability, death or termination of employment. Plan earnings are taxable to the employee either upon distribution or, in the case of GCI common stock distributions, upon eventual disposition of the stock.

                                       6                             (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

            Company matching contributions made to the Plan are initially invested in GCI Class A or Class B common stock. After each matching contribution is deposited to a participant's account in GCI Class A and Class B common stock the contribution may be transferred to another available Plan investment at any time.

            Participant Accounts
            Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings. Plan earnings are allocated on a daily basis, based upon the number of shares held by each participant account.

            Vesting
            A participant's interest in his or her Salary Reduction Contributions and Non-qualified Voluntary Contributions is always fully vested and is not subject to forfeiture.

            The participant's interest in the Company matched portion of their account ("Matching Account") is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

                               Years of Service            Vested Percentage
                          --------------------------     ---------------------
                          Less than 1                              0%
                          1 or more but less than 2               20%
                          2 or more but less than 3               30%
                          3 or more but less than 4               45%
                          4 or more but less than 5               60%
                          5 or more but less than 6               80%
                          6 or more                              100%

            Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

            A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age (as defined in the Plan document) and retires under the terms of the Plan; (ii) dies; or (iii) becomes totally and permanently disabled. A participant's interest in their Matching Account fully vests upon the termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

            If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the fifth Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions. The shares of that participating employee's account previously forfeited will be restored.

                                       7                             (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

            Forfeitures
            If a participating employee terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited. All forfeited amounts are used to reduce future Company matching contributions. During 2005 and 2004, employer contributions were reduced by $160,000 and $132,000, respectively, from forfeited nonvested accounts. At December 31, 2005, $138,000 had been forfeited but had not yet been used to reduce the Company's matching contribution.

            Participant Loans
            Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their account balance comprised of participant contributions and earnings upon such contributions. Loan transactions are treated as a transfer to (from) the appropriate investment fund (from) to the participant's loan. Loan terms range from one to five years. Loans are secured by the vested balance in the participant's account and earn interest at a fixed rate calculated at the loan date. The fixed rate is calculated using the prime rate reported in the Wall Street Journal at the loan date plus two percent. Principal and interest are paid ratably through semi-monthly payroll deductions.

(2)      Summary of Significant Accounting Policies
         The Plan financial statements are based on the accrual method of accounting in accordance with generally accepted accounting principles. Plan investments are stated at fair value.

         In preparing the financial statements, the Plan administrator is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and additions and deductions to (from) net assets for the period. Actual results could differ from those estimates and assumptions.

         At December 31, 2005 the fair values of GCI Class A common stock, Comcast Corporation Class A common stock, and AT&T Corporation common stock are based on the average of the bid and ask prices during the day as listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. At December 31, 2005 the fair value of GCI Class B common stock is based on the average of the bid and ask prices listed on the Over-the-Counter market Bulletin Board system. GCI Class B common stock is convertible share-for-share into GCI Class A common stock. Mutual fund investments are carried at fair value, as determined by individual fund management, based upon quoted market prices.

                                       8                             (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         The Common/Collective Trust invests primarily in money market instruments and guaranteed investment contracts. The Plan's ownership in the Common/Collective Trust is carried at fair value based on the investment's net asset value per unit. Money market instruments are valued at amortized cost. The investment contracts in the Common/Collective Trust with benefit responsive features are carried at cost plus accrued interest. Synthetic investment contracts are stated at the contract book value which approximates amortized cost.

         Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end. Investment income is recorded when earned.

         Pending Settlements represent the value of sold or purchased securities during the three-business day settlement period.

         Purchases and sales of securities are recorded on a trade-date basis.

(3)      Administration of Plan Assets
         Merrill Lynch is the Plan's recordkeeper and asset trustee. Administrative expenses related to the Plan of $18,000 and $17,000 for the years ended December 31, 2005 and 2004, respectively, are paid directly by the Company to the recordkeeper and asset trustee. The asset trustee charges trade fees for all transactions in common stock investments. Trade fees for mutual fund investments, if any, are described in each fund's prospectus. Company employees provide administrative support to the Plan but no employee receives compensation from the Plan.

(4)      Amendment or Termination
         The Company's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Matching Account.

(5)      Investments
         Investment choices offered to Plan participants at December 31, 2005 were as follows:

              Common Stock:
              o GCI Class A and Class B
              o AT&T Inc.
              o Comcast Corporation

              Mutual Funds:
              o AIM International Growth Fund
              o AIM Mid Cap Core Equity Fund
              o Alger Large Cap Growth Institutional Fund
              o Allianz RCM Technology Fund
              o American Intermediate Bond Fund of America

                                       9                             (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

              o BlackRock Aurora Portfolio
              o Dreyfus Founders Discovery Fund
              o Eaton Vance Utilities Fund
              o Federated Fund for U.S. Government Securities
              o Lord Abbett Bond-Debenture Fund
              o Merrill Lynch Basic Value Fund
              o Merrill Lynch Bond Fund
              o Merrill Lynch S&P 500(R)Index Fund
              o MFS Total Return Fund
              o Oakmark Select Fund
              o Oppenheimer Quest Balanced Fund
              o Phoenix Real Estate Securities Fund
              o Van Kampen Aggressive Growth Fund

              Common/Collective Trust:
              o Merrill Lynch Retirement Preservation Trust

         Common stock investment prices per share at December 31, 2005 and 2004 follow:

                                                       2005          2004
                                                    ----------    ----------
                 GCI Class A                       $   10.33         11.04
                 GCI Class B                           10.57         11.50
                 AT&T Corporation                        ---         19.06
                 AT&T Inc.                             24.49           ---
                 Comcast Corporation                   25.92         33.28

         Beginning April 1, 2004, all investments in GCI stock are able to be reinvested in other Plan investment choices.

         Investments which represent 5% or more of the Plan's net assets at December 31, 2005 and 2004 follow (amounts in thousands):

                                                                  2005          2004
                                                               ----------    ----------
                 GCI Class A and Class B common stock         $  51,904        57,350
                 Merrill Lynch Retirement Preservation Trust      7,592         5,587
                                                               ----------    ----------
                                                              $  59,496        62,937
                                                               ==========    ==========

                                       10                            (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) have appreciated (depreciated) in value during the years ended December 31, 2005 and 2004 as follows (amounts in thousands):

                                                                  2005          2004
                                                               ----------    ----------
                 Common stock                                 $  (4,006)       13,068
                 Mutual funds                                       254         1,269
                                                               ----------    ----------
                                                              $  (3,752)       14,337
                                                               ==========    ==========

         Net appreciation (depreciation) in fair value by participant directed investments during the years ended December 31, 2005 and 2004 is as follows (amounts in thousands):

                                                                  2005          2004
                                                               ----------   -----------
                 Participant directed:
                   Common stock                               $  (4,006)        9,874
                   Mutual funds                                     254         1,269
                                                               ----------   -----------
                      Total participant directed                 (3,752)       11,143
                 Non-participant directed common stock              ---         3,194
                                                               ----------   -----------
                                                              $  (3,752)       14,337
                                                               ==========   ===========

(6)      Discontinued Common Stock Investments
         The following common stock investment choices were discontinued during the year ended December 31, 2004:

         o WorldCom - this common stock was cancelled and rendered null and void by WorldCom on April 20, 2004.

         o MCI Group - WorldCom, Inc. - this common stock was cancelled and rendered null and void by WorldCom on April 20, 2004.

         o AT&T Wireless Corporation - on October 26, 2004 Cingular Wireless LLC merged with AT&T Wireless Services, Inc. All AT&T Wireless Corporation stock held by participants in the Plan was converted to cash and invested in the Merrill Lynch Retirement Preservation Trust.

(7)      Changes in Net Assets of Non-participant Directed Investments
         Company matching contributions made to the Plan are initially invested in GCI Class A and Class B common stock and prior to April 1, 2004, were non-participant directed investments. Beginning April 1, 2004, the Plan has only participant directed investments. After each matching contribution is deposited to a participant's account the contribution may be transferred to another available Plan investment at any time.

                                       11                            (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         The following rollforward summarizes the significant components of the changes in net assets of non-participant directed investments during the year ended December 31, 2004 (amounts in thousands):

                    Non-participant directed investments at December 31, 2003    $     8,946
                 Contributions                                                         6,489
                 Net depreciation                                                      3,194
                 Interest income                                                          29
                 Employee withdrawals                                                   (821)
                 Net transfers to participant directed investments                   (17,837)
                                                                                  ------------
                    Non-participant directed investments at December 31, 2004    $       ---
                                                                                  ============

(8)      Income Taxes
         The Plan is qualified under Section 401(a) of the Code pursuant to favorable tax determination letters dated December 9, 1987, March 8, 1988, March 13, 1996, February 23, 2001, and June 25, 2002 obtained from the Internal Revenue Service. Although the most recent tax determination letter received by the Plan Sponsor does not yet reflect recent changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code. The trust established pursuant to the Plan is, therefore, exempt from taxation under Section 501(a) of the Code.

(9)      Reconciliation of Financial Statements to Form 5500
         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (amounts in thousands):

                                                                                           2005         2004
                                                                                        ----------   ----------
                 Net assets available for plan benefits per the financial statements   $  92,622       87,090
                 Less: Accrued participant withdrawals                                      (473)         ---
                                                                                        ----------   ----------
                   Net assets available for Plan benefits per Form 5500                $  92,149       87,090
                                                                                        ==========   ==========

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (amounts in thousands):

                                                                                      2005         2004
                                                                                   ----------   ----------
                 Benefits paid to participants per the financial statements       $   5,033        3,987
                 Add: Accrued participant withdrawals                                   473          ---
                                                                                   ----------   ----------
                   Benefits paid to participants per Form 5500                    $   5,506        3,987
                                                                                   ==========   ==========

                                       12                            (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

(10)     Risks and Uncertainties
         The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

                                                     GENERAL COMMUNICATION, INC.
                                               QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                          December 31, 2005

(Amounts in thousands, except share amounts)
                                                                                                                (e) Current
 (a)              (b) Identity of Issue                (c) Description of Investment           (d) Cost            Value
-----    ---------------------------------------    -----------------------------------     --------------    ---------------

         Common stock:
         -------------
  *      GCI                                        4,925,784 shares of Class A common
                                                      stock and 96,574 shares of Class
                                                      B common stock                              **         $       51,904
         AT&T Inc.                                  3,914 shares of common stock                  **                     96
         Comcast Corporation                        5,912 shares of common stock                  **                    153
                                                                                                              ---------------
                                                                                                                     52,153
                                                                                                              ---------------
         Mutual fund investments:
         ------------------------
         AIM International Growth Fund              135,929 shares                                **                  3,192
         AIM Mid Cap Core Equity Fund               24,195 shares                                 **                    691
         Alger Large Cap Growth Institutional
           Fund                                     35,204 shares                                 **                    463
         Allianz RCM Technology Fund                5,213 shares                                  **                    203
         American Intermediate Bond Fund of
           America                                  15,067 shares                                 **                    203
         BlackRock Aurora Portolio                  114,998 shares                                **                  3,932
         Dreyfus Founders Discovery Fund            47,643 shares                                 **                  1,364
         Eaton Vance Utilities Fund                 185,839 shares                                **                  2,133
         Federated Fund for U.S. Government
           Securities                               49,175 shares                                 **                    377
         Lord Abbett Bond-Debenture Fund            67,987 shares                                 **                    538
  *      Merrill Lynch Basic Value Fund             53,869 shares                                 **                  1,666
  *      Merrill Lynch Bond Fund                    260,189 shares                                **                  3,010
  *      Merrill Lynch S&P 500(R)Index Fund         272,353 shares                                **                  4,164
         MFS Total Return Fund                      47,821 shares                                 **                    735
         Oakmark Select Fund                        61,941 shares                                 **                  2,029
         Oppenheimer Quest Balanced Fund            128,645 shares                                **                  2,298
         Phoenix Real Estate Securities Fund        79,316 shares                                 **                  2,200
         Van Kampen Aggressive Growth Fund          58,408 shares                                 **                    919
                                                                                                              ---------------
                                                                                                                     30,117
         Common/collective trust:
         ------------------------
  *      Merrill Lynch Retirement Preservation
           Trust                                    7,591,989                                     **                  7,592

  *      Participant loans                          Interest bearing at 6.00% to 10.75%
                                                                                                  **                  1,667

         Pending settlements                        217,310 units                                 **                    217
                                                                                                              ---------------
                                                                                                             $       91,746
                                                                                                              ===============

      *  Party-in-interest
     **  Not required for participant directed investments

         See accompanying report of independent registered public accounting firm.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     GENERAL COMMUNICATION, INC.
                                                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
              Signature                                         Title                                 Date
--------------------------------------      --------------------------------------------      -------------------

/s/ Alfred J. Walker                                     Plan Administrator                      June 28, 2006
--------------------------------------
Alfred J. Walker